                                 EXHIBIT 12.1

                         THE CHARLES SCHWAB CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    (Dollar amounts in thousands, unaudited)

                                                    Six Months Ended
                                                        June 30,                               Year Ended December 31,
                                                   -------------------          ----------------------------------------------------
                                                     1996       1995              1995       1994       1993       1992       1991
                                                                                --------   --------   --------   --------   --------

Earnings before taxes on income
 and extraordinary charge                          $198,369   $136,668          $277,104   $224,343   $206,272   $146,228   $ 88,097

- ------------------------------------------------------------------------------------------------------------------------------------

Fixed charges
    Interest expense - customer                     173,206    150,716           321,225    178,067    114,609    140,819    206,020

    Interest expense - other                         26,955     16,153            35,998     20,169     17,943     18,712     19,538

    Interest portion of rental expense               11,261     10,408            20,810     17,102     15,428     13,314     10,531

- ------------------------------------------------------------------------------------------------------------------------------------

Total fixed charges (a)                             211,422    177,277           378,033    215,338    147,980    172,845    236,089

- ------------------------------------------------------------------------------------------------------------------------------------

Earnings before taxes on income,
 extraordinary charge and fixed charges (b)        $409,791   $313,945          $655,137   $439,681   $354,252   $319,073   $324,186

====================================================================================================================================

Ratio of earnings to fixed charges (b)/(a)/*/           1.9        1.8               1.7        2.0        2.4        1.8        1.4

====================================================================================================================================

Ratio of earnings to fixed charges as
 adjusted/**/                                           6.2        6.1               5.9        7.0        7.2        5.6        3.9

====================================================================================================================================


     /*/The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements. For such purposes, "earnings" consist of earnings before taxes on income, extraordinary charge and fixed charges. "Fixed charges" consist of interest expense incurred on payables to customers, subordinated borrowings, term debt, capitalized interest and one-third of rental expense, which is estimated to be a representative of the interest factor.

     /**/Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.